40-33
Branch 18
811-02699
(AIM Growth Series)
+ Growth Value Fund

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

December 14, 2004

04052691

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313).

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Respondent's Verified Plea to the Jurisdiction, Alternatively Motion to Transfer Venue and, Subject Thereto, Original Answer** in *Re: Petition of James M. McCoy Requesting a Deposition of A I M Advisors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
DEC 27 2004
WASH. D.C.
202
SECTION

S:\srr\Litigation\McCoy v AIM Advisors\Corr\L-121404SEC.doc
L-121404 (1) vtt

CAUSE NO. 416-3113-04

IN RE:	§	IN THE DISTRICT COURT OF
	§	
PETITION OF JAMES M. McCOY	§	
	§	
REQUESTING A DEPOSITION OF AIM ADVISORS, INC.	§	COLLIN COUNTY, TEXAS
	§	
	§	
	§	
	§	416th JUDICIAL DISTRICT

RESPONDENT'S VERIFIED PLEA TO THE JURISDICTION, ALTERNATIVELY MOTION TO TRANSFER VENUE AND, SUBJECT THERETO, ORIGINAL ANSWER

Respondent A I M Advisors, Inc. ("AIM") files its Verified Plea to the Jurisdiction, Alternatively Motion to Transfer Venue and, subject to such Plea and Motion to Transfer Venue, Original Answer in this matter and would respectfully show the Court:

I.

PLEA TO THE JURISDICTION: LACK OF SUBJECT MATTER JURISDICTION

Petitioner James M. McCoy has requested to take a pre-suit deposition of a representative of Respondent AIM in order to "investigate a potential claim or suit as authorized by Texas Rule of Civil Procedure 202(b)." Petition at p. 1. The stated purpose for the desired deposition is to investigate "whether the AIM Value Fund ... [managed by AIM] failed to claim the available proceeds, to which it is entitled, of several securities class action lawsuit settlements." *Id.* The Petition contains no allegation that the AIM Value Fund or A I M actually failed to claim any proceeds of any securities class action lawsuit, or even that any proceeds of such claims were available to be claimed. *Id.*

Where no suit is yet anticipated, as in this case, Rule 202 requires that a petition to take a pre-suit deposition to investigate a potential claim be filed in a proper court of the county "where the witness resides." TEX. R. CIV. P. 202.2(b)(2). Petitioner acknowledges that AIM's "headquarters" are in Houston, Texas and makes no venue allegation that AIM is a resident of Collin County, Texas. Petition at p. 2. AIM does in fact maintain its principal office in Houston, Harris County, Texas. Therefore, the proper county of venue is Harris County, Texas. Since this petition has been filed in Collin County, it would be error for this Court to order the requested deposition. *In re: Akzo Nobel Chemical, Inc.*, 24 S.W.3d 919, 921 (Tex.App.--Beaumont 2000, no pet.)(abuse of discretion for court to order pre-suit deposition where petition was "not before a proper court under Rule 202.2(b)").

Since Petitioner has sworn in its verified petition that the petition involves an investigation of a potential claim or suit, the petition must be filed and heard only in a proper court of the county of the witness' residence, Harris County, Texas. TEX. R. CIV. P. 202.2(b)(2). This Court lacks the power to order the requested deposition and must dismiss this petition for lack of subject matter jurisdiction. *In re: Akzo Nobel Chemical, Inc.*, 24 S.W.3d at 921.

II.

ALTERNATIVELY, MOTION TO TRANSFER VENUE

For the reasons stated above in Section I, venue for this petition for pre-suit discovery is proper and mandatory only in the county of the witness' residence. TEX. R. CIV. P. 202.2(b)(2). Therefore, Collin County is an improper county and this petition must be transferred to the county of proper and mandatory venue, Harris County, Texas. In accordance with TEX. R. CIV. P. 87(1),

Respondent respectfully requests that this matter be transferred to a proper court located in Harris County, Texas.

III.

SUBJECT TO THE PLEA AND MOTION TO TRANSFER VENUE GENERAL DENIAL

Subject to its Plea to the Jurisdiction and Motion to Transfer Venue and, without waiving same, Respondent generally denies each and every allegation in Petitioner's petition and demands strict proof of same by a preponderance of the credible evidence.

IV.

PRAYER

For the above stated reasons, Respondent requests that the court dismiss this petition for lack of subject matter jurisdiction or, in the alternative, that the Court transfer this matter to the only proper and mandatory county of venue, Harris County, Texas. AIM further requests all other relief to which it is justly entitled.

Respectfully submitted,

Donald E. Hill
State Bar No. 24007364

GODWIN GRUBER, LLP
Renaissance Tower
1201 Elm Street, Suite 1700
Dallas, Texas 75270
214-939-4400
214-760-7332 (fax)

ATTORNEYS FOR A I M ADVISORS, INC.

CERTIFICATE OF SERVICE

I hereby certify that a true and correct copy of the foregoing document has been served to all counsel of record as noted below, on this 13th day of December, 2004.

VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED
Gibson, McClure, Wallace & Daniels, LLP
Dennis Gibson
8080 North Central Expressway
Suite 1300, L.B. 50
Dallas, TX 75206-1838

Donald E. Hill

CAUSE NO. 416-3113-04

IN RE:	§	**IN THE DISTRICT COURT**
	§	
PETITION OF JAMES M. MCCOY	§	
	§	
REQUESTING A DEPOSITION OF AIM ADVISORS, INC.	§	**COLLIN COUNTY, TEXAS**
	§	
	§	
	§	**416TH JUDICIAL DISTRICT**

VERIFICATION

STATE OF TEXAS	§
	§
COUNTY OF HARRIS	§

Before me, the undersigned Notary Public, on this day personally appeared Kevin M. Carome, Senior Vice President and General Counsel to A I M Advisors, Inc., who, after being duly sworn, stated under oath that he is authorized to make this verification on behalf of A I M Advisors, Inc., has read A I M Advisors, Inc.'s Verified Plea To The Jurisdiction, Alternatively Motion To Transfer Venue And, Subject Thereto, Original Answer and that the statements contained therein regarding the location of the principal office of A I M Advisors, Inc. are within his personal knowledge and are true and correct.

Kevin M. Carome
Senior Vice President and General Counsel

SUBSCRIBED and SWORN TO BEFORE ME on this 13th day of December, 2004.

Cynthia L. Thompson
Notary Public in and for the State of Texas

CYNTHIA L. THOMPSON
MY COMMISSION EXPIRES
February 15, 2007

D1082757v1-14152.0002 PLEADINGS